Exhibit 99.136

NexTech AR Reports Boost in Demand for its Products as Coronavirus Drives Shopping From Home

Coronavirus Driving Demand in E-commerce and Augmented Reality

New York, NY – Toronto, ON – March 18th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for e-commerce and AR learning applications, has been experiencing an uptick in sales in its fast growing e-commerce division and its AR technology business segments. The company has multiple business segments that are benefiting from the new work from home (WFH) and shop from home (SFH) paradigm shifts that employers, business and governments have instituted due to the Coronavirus.

Evan Gappelberg CEO of NexTech comments, “As consumers shop from home and stock up on food and household items to cope with the coronavirus outbreak, demand for supplies including HEPA vacuum cleaning bags and pet supplements is rapidly increasing, setting us up for a record breaking month in sales for March. He continues, “The company acquired two growing e-commerce businesses in early 2019, Vacuum Cleaner Market and Infinite Pet, to use as a test bed for its Augmented Reality. Both are now cash flow positive and scaling. We are expecting continued long term growth of these businesses as hygiene and home shopping continue to be front and center in society. Just this weekend, Amazon said that it was hiring an additional 100,000 warehouse and delivery workers to help address a surge in demand”.

Amazon.com (NASDAQ:AMZN) made headlines with the news that it was hiring 100,000 workers to help with the crush of demand during the coronavirus outbreak. But it’s not the only business seeing a massive surge as businesses push workers to work from home. Video conferencing companies like Zoom are also experiencing a surge in business. Zoom Video Communications (ZM: NASDAQ) has benefited as the coronavirus pandemic has forced companies to increase the number of employees working remotely, accelerating the shift to a more virtual work paradigm.

On 3/16/2020 NexTech announced that it signed a binding LOI to acquire remote video training, live streaming software company Jolokia; whose customers include Merck (NYSE: MRK), Toyota (NYSE:TM) CBS, Polycom and others. The Jolokia platform generated $1mill USD in SaaS revenue for 2019. See demonstration video - Click here.

Gappelberg comments, “With both our AR e-commerce businesses and this acquisition NexTech has positioned itself at the right place at the right time to participate in the stay at home, work from home, new paradigm”.

With the integration of NexTech’s augmented reality holograms, the Jolokia Inferno platform will become the world’s most advanced Video Learning Experience Platform (LXP). Combining live broadcasting with Interactive Video, AI and Holograms, corporations are now able to rapidly deliver immersive, engaging learning experiences remotely including; AR-virtual conferences, AR-live streaming, AR-webcasting, and AR-remote training.

Recent Company News in 2020:

●	The Aritize360 “early Access” app to launch in March. The app, once launched, will be a boost to the revenue-generating power of the existing AR e-commerce solution and recently launched 3D/AR advertising platform.

●	The company achieved $800,000 in revenue for the month of January 2020 and gross profits of $528,000 representing a 66% Gross profit versus a 59% gross profit last month. This is the highest revenue achieved in a single month for NexTech, which represents a 110% increase in revenue and 172% increase in gross profits year over year.

●	For the month of February revenue of $685,000 and gross profit margin of 66% or $450,000 representing a 184% increase in revenue and 271% increase in gross profits year over year.

●	The company received an additional 2020 order from Walther Arms, most famous as the manufacturer of James Bond’s Walther PPK.

●	The company has signed a new contract to provide AR to Steyr Arms, a world-renowned firearms manufacturer. Steyr has been a pioneer and innovator in the firearms industry for over 150 years and now supplies products to over 50 of the world’s militaries.

●	The company has launched a major enhancement by expanding the platform to serve Apple’s ..USDZ files alongside the default format GLTF.

●	The company announced a new partnership with Poplar (www.poplar.studio) that will allow Poplar to leverage NexTech AR’s cutting-edge WebAR technology, and NexTech AR to make use of Poplar’s brand new AR campaign creation platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first  ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it on’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

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On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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